

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2018

James Garner
Chief Executive Officer
Kazia Therapeutics Limited
Level 24, Three International Towers
300 Barangaroo Avenue
Sydney, NSW, 2000, Australia

>   **Re: Kazia Therapeutics Limited**
>   **Registration Statement on Form F-3**
>   **Filed July 19, 2018**
>   **File No. 333-226240**

Dear Mr. Garner:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

Incorporation By Reference, page 29

1.   Please incorporate by reference the description of the securities being registered contained in a registration statement filed under Section 12 of the Exchange Act as required by Item 6(a) of Form F-3.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at 202-551-3798 or Irene Paik at 202-551-6553 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Andrew Reilly, Esq.